PERFECTENERGY INTERNATIONAL LIMITED
NO. 479, YOU DONG ROAD
XINZHUANG TOWN, SHANGHAI 201100
PEOPLE’S REPUBLIC OF CHINA
Telephone: (8621) 5488-8436

March 4, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek

RE:	Perfectenergy International Limited
Acceleration of the Effective Date
Registration Statement on Form S-1
File No. 333-145915

Dear Mr. Kruczek:

Perfectenergy International Limited (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 3:00 p.m. (E.S.T.) on Wednesday, March 5, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Perfectenergy International Limited

By:	/s/ Wennan Li
Wennan Li, Chief Executive Officer